February 28, 2025

Attn: Tara Harkins and Kevin Kuhar

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Cytonics Corporation

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 18, 2025

File No. 024-12533

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 24, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A/A of Cytonics Corporation (the “Company”), and submit this letter in response to those comments.

For convenience of the Staff, we are including the text of comments 1-2 followed by the Company’s response.

Amendment No. 2 to Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

1.	We note your revised disclosure in response to comment 7 where you describe the components of the research and development expenses for each reporting period presented and that all costs relate to CYT-108. As previously requested, please revise to quantify and provide a breakdown by nature or type of research and development expense such that the total reconciles to the research and development expense line item.

The Company has amended its disclosure to include a table breaking down each of the expense elements that within the aggregate research and development expense such that the total reconciles to the research and development expense line item.

February 28, 2025

Securities Being Offered

Irrevocable Proxy, page 76

2.	We note your response to prior comment 8 and reissue. Please revise your disclosure regarding the irrevocable proxy to reflect Section 5(a) of the Subscription Agreement which appears to indicate that the proxy will also terminate five years after execution of the Subscription Agreement. Alternatively, please advise.

The offering statement has been amended to correct the hyperlink connecting to the filed subscription agreement that does not include the five year termination. Further, the Company has amended its disclosure on pages [6, 16] and 76 to add additional clarification and risk factors regarding the irrevocable proxy and its indefinite duration.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cytonics Corporation. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:   Joey Bose, Chief Executive Officer, Cytonics Corporation